Exhibit 99.4

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2006
(in thousands)

Inventory Reserves	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions Credited to Costs and Expenses	Balance at End of Period

Year ended December 31, 2004	$238	$57	$(91)	$204
Year ended December 31, 2005	204	339	(267)	276
Year ended December 31, 2006	276	377	(166)	487